SCHEDULE 13D/A
NAME OF ISSUER:  METRA BIOSYSTEMS
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    59114210
NAME, ADDRESS AND TELEPHONE NO:  KURT AMUNDSON, 265 NORTH
WHISMAN ROAD, MOUNTAIN VIEW, CA  94043   PH: 415-903-9100
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:
4/30/99

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
THOMAS S. MITCHELL - U.S. Citizen
2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x
3.  SEC use only
4.  Source of Funds     PF
5.		Check if Disclosure of Legal Proceedings is Require
Pursuant to Items
	2(d) or 2 (e) not sure - no proceedings.
6.		Citizenship or Place of Organization - U.S. Citizen

7.		Sole Voting Power - Thomas S. Mitchell - 260,000
8.		Shared Voting Power -
9.		Sole Dispositive Power - Thomas S. Mitchell -
260,000
10.  Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 260,000 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares 13. Percent of Class Represented by Amount in Row (11) 2.06%
14.  Type of Reporting Person

Thomas
S. Mitchell
-IN
CUSIP NO:
59114210
SCHEDULE 13D/A
ITEM #1-
METRA
BIOSYSTEMS

ITEM #2-a-		Thomas s. Mitchell
		b-		POB 31
					Lake Placid, NY  12946
		C-  Investment Advisor
D-  During the last five years, Thomas Mitchell  Management Co.
has not been convicted in a criminal proceeding.
E-  During the last five years, Thomas Mitchell Management Co.
was not a party to a civil proceeding of a judicial
or administrative body of competent jurisdiction and
as a result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws or
finding any violation with respect to such laws.
		F-		U.S.A.
ITEM #3-  Cash held in account
ITEM #4-   For Investment Purposes only.

ITEM #5a-  260,000 / 12,650,000 =  2.06%
			b-Thomas S. Mitchell -sole dispositive power and sole voting power
			c- 108,000 -shares recently purchased in various lots through NASDAQ and in
	negotiated transactions at prices from $0.885 -
$0.879  per share. d-not applicable
				e-not applicable
ITEM #6- not applicable

ITEM #7- not applicable
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
	Date:   June 9, 1999
	Signature   THOMAS S. MITCHELL